SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILE PURSUSANT
TO RULES 13d-1 (b) (c), AND (d) AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Actrade Financial Technologies, Ltd.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

00507P102
(CUSIP Number)

January 2, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

1.	NAME OR REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 4 O&E Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] N/A
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 980,000
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER 980,000
	8.	SHARED DSIPOSITIVE POWER N/A
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEOFRE FILLING OUT!

Item 1(a).	Name of Issuer: Actrade Financial Technologies, Ltd.
Item 1(b).	Address of Issuer's Principal Executive Offices: 7 Penn Plaza Suite 422 New York NY 10001
Item 2(a).	Name of Person Filing: 4 O&E Fund L.P.
Item 1(b).	Address of Principal Business Office or, if None, Residence: Derech Hashalom 53, Givataim, Israel 53454
Item 2(c).	Citizenship: Delaware
Item 2(d).	Title of Class of Securities: Common Stock, par value $.0001
Item 2(3).	CUSIP Number: 00507P102
Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

Item 4.		Ownership
	(One)	Amount beneficially owned:
980,000 shares of Common Stock
	(Two)	Percent of class:
9.3%
	(Three)	Number of shares as to which such person has:
(a) Sole power to vote or to direct the vote : 980,000
(b) Shared power to vote or to direct the vote : 0
(c) Sole power to dispose or to direct the disposition of : 980,000
(d) Shared power to dispose or to direct the disposition of : 0
Item 5.		Ownership of Five Percent or Less of a Class.
N/A
Item 6.		Ownership of More than Five Percent on Behalf of Another Person.
            The General Partner of the reporting person, Integral - Capital Markets Ltd., an Israeli company, has the power to direct the receipt of dividends from, or the proceeds from the sale of all securities referred to in Item 4 above.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.		Identification and Classification of Members of the Group.
N/A
Item 9.		Notice of Dissolution of Group.
N/A
Item 10.		Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : January 13, 2003 /s/ Adrian Davidesko ________________ Adrian Davidesko CEO